EXHIBIT 99.39

News Release, regarding enrollment into Phase I/II study for new HIV Entry Exhibitor, announced March 16, 2005

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED INITIATES ENROLLMENT INTO PHASE I/II STUDY FOR

NEW HIV ENTRY INHIBITOR

For Immediate Release:

                         March 16, 2005

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced today initiation of enrollment into a Phase Ib/IIa trial to evaluate the potential of AMD070, an oral CXCR4 HIV entry inhibitor, in HIV-infected patients. The Company’s clinical program for AMD070 is being conducted by leading investigators at the U.S. Adult AIDS Clinical Trials Group (ACTG), which is supported by the National Institutes of Allergy and Infectious Diseases at the National Institute of Health.

“This clinical study in HIV patients will determine if AMD070 has the potential to become a new and important anti-HIV drug. AMD070, a member of a new class of HIV drugs called entry inhibitors, prevents the virus from infecting healthy cells by blocking the CXCR4 receptor. Clinical data to date shows that up to 40% of HIV patients may be infected with a type of HIV that uses the CXCR4 receptor to enter and infect healthy cells.  We are very pleased to have initiated patient enrollment and to have the support of the ACTG and the leading clinical investigators involved in this important clinical study,” said Dr. Gary Calandra, Vice President Clinical Development, AnorMED Inc.

The trial will be conducted at multiple centers in the U.S. and will enroll up to 48 patients.  The study will evaluate the ability of AMD070 to reduce the CXCR4 viral load in HIV patients and will provide additional safety and pharmacokinetic data on the drug candidate. Details of the study are available at http://www.clinicaltrials.gov. AnorMED hopes to present data from this trial in 2005.

In order to enter and infect cells HIV must bind to either the CXCR4 or CCR5 receptor. Combining CXCR4 and CCR5 HIV entry inhibitors may become a new paradigm in the treatment of HIV. AnorMED’s HIV Entry Inhibitor Program is focused on the discovery and development of drugs that target both receptors. AMD070, which was developed in-house at AnorMED, targets the CXCR4 receptor. The Company also has several compounds in preclinical studies that target the CCR5 receptor and hopes to initiate a clinical program in 2006.

ACTG is the largest HIV trials organization in the world and has played a key role in providing important data for HIV/AIDS treatment and prevention strategies.  The ACTG is composed of, and directed by, leading clinical scientists in HIV/AIDS therapeutic research that are supported by grants from the Division of AIDS, a division of the National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health, U.S. Department of Health and Human Services.

AnorMED is a biopharmaceutical company focused on the discovery, development and commercialization of new therapeutics in the areas of hematology, HIV and oncology. The Company has four drug candidates in clinical development and a research program focused on specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information: Kim Nelson, Ph.D. Investor Relations Manager Tel: 604-532-4654 E-mail: knelson@anormed.com	Elisabeth Whiting, M.Sc. VP, Corporate Development & Communications Tel: 604-532-4667, Cell: 604-763-4682 E-mail: ewhiting@anormed.com